February 16, 2012

VIA EDGAR TRANSMISSION

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2011

Filed September 27, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 10, 2011

File No. 001-12607

Dear Mr. Rosenberg:

We have today electronically filed with the Securities and Exchange commission on behalf of SunLink Health Systems, Inc. (the “Company”) this response to your letter dated February 2, 2012 with respect to your comments on the Company’s Form 10-K for the fiscal year ended June 30, 2011 (the “Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended September 30, 2011 (the “Form 10-Q”) pursuant to your review thereof.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 9A. Controls and procedures, page 68

1.	Please amend your filing to include management’s assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year as required under paragraph a of Item 308 of Regulation S-K.

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

February 16, 2012

The Company acknowledges the Staff’s comment and will amend its Form 10-K to expressly state that management found controls over financial reporting to be adequate such that Item 9A in relevant part will read as follows:

Management’s Annual Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance to management and the board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management concluded that, as of June 30, 2011, our internal control over financial reporting was effective based on those criteria.

Pursuant to Section 404(c) of the Sarbanes–Oxley Act of 2002 as promulgated by Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), as a smaller reporting company, we are not required to obtain nor have we obtained an auditor’s certification as to management’s assessment of the adequacy of the Company’s internal control over financial reporting. Accordingly, we have not engaged our independent registered public accounting firm to perform an audit on our internal control over financial reporting.

Changes in Internal Controls over Financial Reporting—There were no changes in our internal controls during the quarter ended June 30, 2011, that materially affected, or were reasonably likely to materially affect, our internal controls over financial reporting.

Note 5. Medicaid Electronic Health Records Incentive Reimbursement Receivable Deferred Revenue-Medicare Electronic Health Records Incentive Reimbursement, page F-14

2.	Please address the following regarding your estimated Medicaid and Medicare EHR incentive payments:

•

Provide us your accounting policies for recognizing Medicaid and Medicare EHR incentive payments. Address why you believe revenue recognition for Medicare incentive program revenues is appropriate given that the final EHR incentive payment is required to be based on a cost report year that begins within the EHR reporting period. Since the EHR reporting period began on October 1, 2010, it is not clear how cost report information for the cost report year that will determine the final calculation of the incentive payment would have been available.

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

February 16, 2012

The Company recognized Medicare and Medicaid E H R incentive payments using the Grant Accounting model and the criteria of Staff Accounting Bulletin 104 “Revenue Recognition”. The incentive payments were considered grants related to income because the conditions of the payments relate to meeting the defined compliance objective of “meaningful use”. The Company successfully attested for meaningful use with the Centers for Medicare and Medicaid Services (“CMS”) on April 18, 2011 for its six hospitals and received incentive payments from Medicare in May 2011. We also successfully attested for meaningful use under various states’ Medicaid provisions for our six hospitals through September 2011 and have received the Medicaid funds for those hospitals. The Medicare reimbursement revenue recognized was based on the Company’s estimates of the activity measures that are used to calculate the incentive payments. The estimated Medicare reimbursement was recognized ratably for the attestation period of October 1, 2010 – September 30, 2011, in accordance with the Grant Accounting model. The estimates of the Medicare reimbursement are reviewed each reporting quarter and adjusted as needed as the current estimates of the calculation activity measures are refined. The Medicaid reimbursement revenue amounts were made known at the time of attestation and were also recognized ratably for the various states attestation periods.

During the quarter ended December 31, 2011, based upon the Company’s understanding of informal guidance provided by the SEC and certain other non-authoritative guidance (primarily an issue analysis paper issued by the Healthcare Financial Management Association), the Company prospectively changed its recognition policy to a contingency based model for all future EHR revenue effective as of October 1, 2011. The Company has not restated its financials to conform to the contingency based model for EHR revenue previously recognized in respect of periods ending prior to October 1, 2012 and respectfully submits that no such restatement is required. Under the new contingency based accounting policy, EHR revenue is recognized when all contingencies relating to the incentive payment have been satisfied. This change in accounting policy will not affect the timing of the Company’s entitlement to receive EHR incentive reimbursement payments, only the timing of the recognition of income related to these payments. Attestation of Medicare and Medicaid meaningful use will be completed once the EHR reporting period ends and all information utilized to calculate the amounts of incentive reimbursement payments is known. Medicaid EHR revenue will be recognized upon completion of successful attestation of meaningful use and Medicare EHR revenue will be recognized once the cost report information utilized to determine the final amount of reimbursement is known. The Company supplementally advises the Staff that substantially the above disclosure was included in the Company’s Form 10-Q for the period ended December 31, 2011 and that due to this change in accounting policy, no EHR revenue was recorded in the quarter ended December 31, 2011.

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

February 16, 2012

•

Please provide us an analysis supporting classification of Medicaid and Medicare EHR incentive payment amounts recognized for Medicaid and Medicare incentive programs in the line item “Net Revenues” within your Consolidated Statements of Earnings and Loss. If recognition of these amounts follows gain contingency accounting, clarify for us why these amounts are not classified at the end of your “costs and expenses” similar to “gain on sale of home health business.”

The incentive payments were classified as “Other Revenue” as opposed to “Net Patient Revenue” as the revenue was derived from services other than providing health care services or coverage to patients or nursing home residents. It is common for companies in the healthcare industry to include reimbursements for items like E H R meaningful use attestation in the “Other Revenue” category. All payments received from Medicare and Medicaid have historically been classified as revenue by the Company even though not all payments from Medicare and Medicaid are direct billings for patient services. Other Medicare and Medicaid payments are received for certain reimbursable activities and under certain programs, such as for capital expenditures, not directly related to a specific patient’s care. We did not classify the payments as a contra-expense item as the payments were considered to be exchange transactions (payments received for certain defined milestones) as evidenced by the payment calculation method using activity measures. The payment calculation is not based on cost factors as the Company expended a portion of the cost in periods prior to the enactment of the HITECH Act (or subsequently but before the meaningful use criteria was established) to enhance its patient care delivery. No amounts of the various costs expended to attest to meaningful use are being used in the calculation of meaningful use incentive payments.

This comment also applies to your Form 10-Q for the quarterly period ended September 30, 2011.

The responses provided above address the quarterly reporting period ended September 30, 2011.

Exhibits 31.1 and 31.2

3.	The executive certifications you have filed as exhibits to your Form 10-K do not contain the exact certification wording required by item 601(b)(27)-(30) of Regulation S-K. Please revise your Form 10-K to include corrected certifications that include the entire introductory language of paragraph 4 to also address your officers’ responsibility for establishing and maintaining internal control over financial reporting. This comment also applies to the certifications filed with your Form 10-Q for the quarterly period ended September 30, 2011.

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

February 16, 2012

The Company acknowledges the Staff’s comment and will amend the Form 10-K and Form 10-Q to include corrected certifications, revising the introductory language to add: “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)” such that the introductory language reads:

“The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:”

Likewise with respect to the certifications, the Company will include in subpart (b) the following:

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

Form 10-Q for the Quarterly period ended September 30, 2011

Item 4. Controls and Procedures, page 28

4.	In accordance with paragraph c of Item 308 of Regulation S-K, please revise your Form 10-Q to disclose whether or not there were any changes in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of § 240.13a-15 or § 240.15d-15 of this chapter that occurred during your last fiscal quarter (the fourth quarter in an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

The Company acknowledges the Staff’s comment and will amend its Form 10-Q for the quarter ended September 30, 2011, to expressly state as follows:

Changes in Internal Controls over Financial Reporting—There were no changes in our internal controls during the quarter ended September 30, 2011, that materially affected, or were reasonably likely to materially affect, our internal controls over financial reporting.

Closing Comments

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

February 16, 2012

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Attached to this letter is a Tandy letter from the Company acknowledging the matters requested by the Staff.

If the Staff has any questions concerning this response letter, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Very truly yours,

/s/ M. Timothy Elder
Smith, Gambrell & Russell, LLP
Attorneys for SunLink Health Systems, Inc.

MTE:fls

Attachment

cc:	Mark J. Stockslager, SunLink

Robert M. Thornton, SunLink

Howard E. Turner, Esq.

February 16, 2011

VIA EDGAR TRANSMISSION

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2011

Filed September 27, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 10, 2011

File No. 001-12607

Dear Mr. Rosenberg:

In response to the Staff’s request in your letter dated February 2, 2012, SunLink Health Systems, Inc. (the “Company”) hereby acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

February 16, 2012

(3) the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mark J. Stockslager

Mark J. Stockslager
Chief Financial Officer

2